Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.	Effective on the close of business of November 22, 2013, Thornburg Investment Management, Inc. (“Thornburg”) was removed as a sub-adviser to Voya International Core Fund (formerly, ING International Core Fund), and effective November 25, 2013, Wellington Management Company, LLP became the sole sub-adviser managing all of the Fund’s assets. Effective on or about November 25, 2013, the Fund’s principal investment strategies were revised to reflect the removal of Thornburg as a sub-adviser to the Fund.

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities of companies located in a number of different countries other than the United States. The Fund may invest in countries with emerging securities markets. The Fund’s emerging markets exposure will generally not be greater than 10% above the emerging markets exposure of the MSCI All Country World ex-U.S. Index. Emerging markets will be defined as countries that are included in the MSCI Emerging Markets IndexSM. The Fund may also invest in depositary receipts of foreign issuers. The Fund may invest up to 15% of its assets in real estate investment trusts.

The Fund may use derivatives, including futures, options, swaps, and forward contracts, typically for hedging purposes to reduce risk, such as interest rate risk, currency risk, and price risk.

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act").

The sub-adviser (“Sub-Adviser”) conducts fundamental research on individual companies to identify securities for purchase or sale. Fundamental analysis of a company involves the assessment of such factors as its business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures and indicators of value. The Sub-Adviser seeks to invest in companies with underappreciated assets, improving and/or sustainable return on capital, and/or stocks that it believes are mispriced by the market due to short-term issues. This proprietary research takes into account each company’s long-term history as well as the Sub-Adviser’s analysts’ forward-looking estimates, and allows for a comparison of the intrinsic value of stocks on a global basis focusing on return on invested capital in conjunction with other valuation metrics. Portfolio construction is driven primarily by bottom-up stock selection, with region, country, and sector weightings being secondary factors.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 331/3 % of its total assets.